

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 22, 2008

Remo Reale, Vice President
BP Prudhoe Bay Royalty Trust
c/o The Bank of New York, Trustee
101 Barclay Street
New York, NY 10286

> **Re: BP Prudhoe Bay Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **File No. 1-10243**

Dear Mr. Reale:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Richard Bourgerie (212) 238-3100